NEVSUN RESOURCES LTD.

Supplementary Information, Page 1

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2005 and 2004

Nevsun Resources Ltd. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission.  The material measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statement are as follows:

 (a)

Investments:

Under Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”), the Company’s portfolio of short-term investments would be classified as available-for-sale securities and carried at fair value.  Unrealized holding gains and losses on available-for-sale securities are excluded from operations under U.S. GAAP and reported as a net amount in a separate component of shareholders’ equity until realized.

Under Canadian GAAP, unrealized losses on short-term investments are charged to operations as incurred and unrealized gains are not recognized.  On a cumulative basis, this difference would decrease total assets and shareholders’ equity by $17 (2005 - $266).

(b)

Stock-based compensation:

In 2004, FASB issued revised Statement of Financial Accounting Standards 123R (“FAS 123R”) “Share-Based Payment”.  This statement clarifies and expands existing guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods.  This amended statement is effective for the Company on January 1, 2006.  The Company is currently evaluating the implications of the adoption of FAS 123R to this reconciliation with U.S. GAAP.

(c)

Variable interest entities:

At December 31, 2004, for U.S. GAAP purposes, the Company adopted FIN 46R, “Consolidation of Variable Interest Entities”.  Pursuant to FIN 46R, under U.S. GAAP the Company is required to consolidate variable interest entities (VIEs), where it is the entity’s Primary Beneficiary.  VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE.  To December 31, 2005, there has been no impact from the adoption of FIN 46R.  As disclosed in Note 2(n), a similar standard was adopted in Canada in 2005.

NEVSUN RESOURCES LTD.

Supplementary Information, Page 2

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2005 and 2004

(d)  Reconciliation:

The effect of the material measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the statements of operations are as follows:

Statements of Operations	2005	2004
Loss for the year, Canadian GAAP	$(9,852)	$(12,452)
Adjustment for unrealized holding loss, net of amounts realized (a)	(249)	121
Loss for the year, U.S. GAAP	(10,101)	(12,331)
Other comprehensive income:
Adjustment for unrealized holding loss, net of amounts realized (a)	249	(121)
Comprehensive loss, U.S. GAAP	$(9,852)	$(12,452)
Loss per share, basic and diluted, under U.S. GAAP	$(0.12)	$(0.16)
Weighted average number of thousands common shares outstanding	84,202,756	75,221,220

Accumulated other comprehensive income for U.S. GAAP purposes is $17 (2004 - $266).

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of
Nevsun Resources Ltd.

On March 1, 2006 we reported on the consolidated balance sheets of Nevsun Resources Ltd. (the "Company") as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit and cash flows for the years then ended, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles". This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 1, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.